

CONNECTING PEOPLE WITH NATURE
IMMEASURABLY BENEFITING HOSTS, GUESTS AND THE PLANET

# Yonder is calling

EXTRAORDINARY PLACES    NATURE-RICH EXPERIENCES    HANDPICKED HOSTS

**Crowdfunding Round**                                **$1.07 Million**

Yonder is a timely arrival to online booking, to occupy the nature tourism segment currently fragmented and without a clear leader. Yonder connects people to the natural world, enabling guests to seamlessly book overnight stays and related activities in beautiful settings; from wine tasting in Napa Valley or nature walks in Sedona, to the feeding of farm animals or ranching in the mountains of Montana. Yonder elevates nature experience hosts and enables their easy discovery. Capitalizing on societal zeitgeists of growing anxiety and stress epidemics, arriving at "the right time and the right place" according to Travel & Leisure; Yonder looks with optimism to a future where people increasingly value nature experiences and treasure the natural environments that sustain us.

Yonder was conceived as a solution to three problems: 1) Hosts of nature getaways receiving insufficient exposure and bookings from existing booking sites, 2) Guests having horrible difficulty discovering nature connecting experiences in a comprehensive way, and 3) Our modern lives, framed by constant electronic and social connectivity having paradoxically lead to a greater disconnect from nature and one another, resulting in rising stress and anxiety levels. The Yonder booking platform is the solution. Serving as a gateway to nature, it is the perfect call for our time.

## Market Arrival

Yonder was formed in Dec 2018 with $3.95M in founder's capitalization and a proven start-up team. In Sep 2019 Yonder kicked-off its host go-to-market strategy with a custom web portal, a host outreach campaign, and robust alliance building. By Apr 2020, we exceeded 3,000 host listings and had opened the Yonder web platform to guest bookings with native Yonder apps for iOS and Android, a fully integrated UX/UI database, and a national PR campaign.

## Win – Win - Win

Yonder succeeds by highlighting host stories and offerings, enabling their easy discovery and booking. Yonder increases revenues for its host community, while staying true to its purpose of enabling meaningful connections between people and the planet. By leading in nature travel offerings, and by making the booking experience intuitive and easy, Yonder builds guest loyalty while they build lasting memories with family and friends, memories that inspire, inform, and deliver an abundance of joy.



40,000 Host Member


600,000 Host Member








# Market opportunity for Agri-Eco Tourism Online



| Total Available Market | Service Addressable Market |
| --- | --- |
| **$12.8 billion** | **$8.0 billion** |

## Competitive Advantages

- Host curation based on location, quality and safety
- Nature immersion criteria for immediate connection
- Narrative storytelling as the stay is the experience
- Itinerary and bundle checkouts for variable bookings
- Modular engineering for scale and evolution
- Economy of scale: Onboarding thousands of hosts via global API partnerships, at zero incremental cost
- Economy of purpose: Promoting sustainable land stewardship informing long term harmony and balance
- Leadership opportunity for $8B serviceable addressable nature tourism market, currently fragmented to 89%
- Stellar start-up management team and advisory board



## Financial Forecast

| $ thousands | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Gross Revnenues | 0 | 1,700 | 56,568 | 171,713 | 333,953 | 532,379 | 757,973 |
| Net Payments to Hosts | 0 | 1,250 | 44,763 | 139,512 | 273,120 | 532,379 | 757,973 |
| Yonder Revenues | 0 | 450 | 11,805 | 32,200 | 60,833 | 95,597 | 134,225 |
| GM% - Host Payments | 0% | 26% | 21% | 19% | 18% | 18% | 18% |
| Yonder Revenues | 0 | 450 | 11,805 | 3,200 | 60,833 | 95,597 | 134,225 |
| Operating COGS | 6 | 152 | 2,746 | 7,087 | 13,271 | 20,822 | 29,177 |
| Gross Operating Margin | (6) | 298 | 9,059 | 25,114 | 47,563 | 74,776 | 105,048 |
| GOM% | 0% | 66.3% | 76.7% | 78.0% | 78.2% | 78.2% | 78.3% |
| Operating Expenses | 1,402 | 5,079 | 19,939 | 33,075 | 42,000 | 48,161 | 53,587 |
| EBITDA | (1,409) | (4,780) | (10,880) | (7,961) | 5,562 | 26,615 | 51,461 |
| EBITDA% | 0% | -1068% | -95% | -26% | 8% | 27% | 38% |

STATS – FUTURE TARGETS

PRESS LINKS

Founders Capitalization To Date: $3.95M.

$750M Gross Revenue 2025

8% Nature Tourism Market Share 2025

EBITDA Break Even Apr 2023

Gross Operating Margin 75%+

*Forecasts are future targets that cannot be guaranteed*

Attention Nature Lovers: This New Site Can Help You Find Outdoor Experiences You Don't Have to Share

Nature tourism: Yonder lets travellers book stays in the great outdoors

2020 Best Tech Startups in Montana

Freyr Thor of Yonder

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